Exhibit 99.2

AMERICAN ISRAELI PAPER MILLS LTD.
Industrial Zone, Hadera, Israel

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on November 25, 2007

Dear Shareholder,

        You are cordially invited to attend the Special General Meeting of the shareholders of American Israeli Paper Mills Ltd. (the “Company”) to be held at the registered office of the Company located at Industrial Zone, Hadera, Israel on November 25, 2007, at 10:00 a.m., (Israel time) (the “Meeting”). The agenda for the Meeting is as follows:

1.	To approve a private placement of newly issued ordinary shares of the Company to Israeli institutional and private investors in Israel, as well as to the Company’s controlling shareholders, Clal Industries Limited and Discount Investments Corporation Limited, in consideration for cash, as described in the Proxy Statement (the “Transaction”).

        Only the shareholders of the Company of record at the close of business on October 25, 2007 will be entitled to notice of, and to vote at, the Meeting. Each shareholder of the Company is entitled to appoint a proxy to attend the Meeting and vote in his or her stead. A proxy will be effective only if received by the Company at least twenty four (24) hours prior to the time of the Meeting.

        Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy, and mail it in the enclosed envelope which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting and vote your shares in person.

By Order of the Board of Directors,
Lea Katz
Corporate Secretary

Hadera, Israel
October 26, 2007

AMERICAN ISRAELI PAPER MILLS LTD.
Industrial Zone, Hadera, Israel

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

        This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”), in connection with the solicitation by the Board of Directors of American Israeli Paper Mills Ltd. (the “Company”) of proxies to be voted at the Special General Meeting of the shareholders of the Company to be held on November 25, 2007 at 10:00 a.m. (Israel time), at the Company’s offices located at Industrial Zone, Hadera, Israel (the “Meeting”), and at any adjournments or postponements thereof. A copy of the Notice of General Meeting of Shareholders accompanies this Proxy Statement. This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about October 26, 2007.

PROXIES; COUNTING OF VOTES

        Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. A form of proxy for use at the Meeting is attached. The completed proxy should be mailed in the pre-addressed envelope provided and received by the Company or its designated representative at least twenty four (24) hours before the Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares of the Company covered thereby in accordance with the instructions of the shareholder executing such proxy. In order to be counted for voting on the proposed resolution, a shareholder must indicate whether or not the shareholder has a Personal Interest (as defined below) in the matter underlying the proposed resolution.

        Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting. Attendance at the Meeting will not, by itself, revoke a proxy.

        The Board of Directors does not know of any matter, other than that set forth herein, that is expected to be presented for consideration at the Meeting. However, if other matters properly come before the Meeting, the persons named in the accompanying proxy are authorized to vote on such matters using their discretion.

RECORD DATE; SOLICITATION OF PROXIES

        Only shareholders of the Company of record at the close of business on October 25, 2007 (the “Record Date”) will be entitled to vote at the Meeting and any adjournment thereof. Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

        To the extent you would like to state your position with respect to the proposal described in this Proxy Statement, in addition to any right you may have under applicable law, pursuant to regulations under the Israeli Companies Law – 1999 (the “Companies Law”), you may do so by delivery of a notice to the Company’s offices located at Industrial Zone, Hadera, Israel, not later than November 4, 2007. Our Board of Directors may respond to your notice no later than November 9, 2007.

        Following the Meeting, one or more shareholders holding, at the Record Date, Ordinary Shares, which represent at least five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company’s offices during business hours.

Quorum and Voting Requirements

        On October 15, 2007, the Company had outstanding 4,048,189 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.

        At the Meeting, each shareholder of record will be entitled to one vote for each Ordinary Share held by him or her in respect of each matter to be voted upon.

        Two or more shareholders, present in person or by proxy and holding or representing shares conferring in the aggregate at least 25% of the voting power of the Company, will constitute a quorum at the Meeting. Shares that are voted in person or by proxy “FOR” or “AGAINST” are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to the same day on the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine. If a quorum is not present within thirty minutes from the time appointed for the adjourned Meeting, the Meeting will be cancelled.

THIS PROXY AND PROXY CARD SHALL ALSO SERVE AS A VOTING DEED (KTAV HATZBA'A) AS SUCH TERM IS DEFINED UNDER THE COMPANIES LAW.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following tables set forth certain information with respect to Ordinary Shares of the Company which, to the Company’s knowledge, were owned beneficially, as of October 14, 2007, by (i) all those persons who were the beneficial owners of more than 5% of such outstanding shares; (ii) all officers and directors of the Company as a group.

Name and Address: Principal Shareholders:	Amount Beneficially Owned*		Percent of Class Outstanding

Clal Industries Ltd. ("Clal")
3 Azrieli Center, the Triangle Tower, Tel Aviv, Israel	1,531,128	(1)	37.82	(1)

Discount Investments Corporation Ltd. ("DIC")
3 Azrieli Center, the Triangle Tower, Tel Aviv, Israel	865,014	(1)	21.37	(1)

Clal Insurance Enterprises Holdings Ltd.
37 Derech Menachem Begin, Tel-Aviv	216,558	(1)	5.35	(1)

Directors and Senior Managers

        As of October 14, 2007, the following directors and senior managers beneficially held the number of Ordinary Shares set forth in the table below.

Directors:

Ronit Blum	**	**
Ari Bronshtein	**	**
Avi Fischer	**	**
Zvi Livnat	**	**
Amos Mar-Haim	**	**
Isaac Manor	**	**
Amir Makov	**	**
Roni Milo	**	**
Adi Rosenfeld	**	**
Avi Yehezkel	**	**
All officers and directors as a group	**	**

*	Beneficial ownership is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.
**	The officers and directors of the Company own, in the aggregate, less than 1% of the Company’s outstanding ordinary shares, except for, Isaac Manor and Zvi Livnat whose ownership is set forth in footnote (1) below.

(1)	IDB Holding Corporation Ltd. (“IDBH”) holds 72.87% of the equity of and 73.15% of the voting power in IDB Development Corporation Ltd. (“IDBD”), which, in turn, holds 78.17% of the equity of and voting power in DIC and 60.52% of the equity of and voting power in Clal. IDBH, IDBD, Clal and DIC are public companies traded on the Tel Aviv Stock Exchange.

        Since May 19, 2003 approximately 58.46% of the outstanding share capital of IDBH, is held by a group comprised of: (i) Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which holds approximately 37.73% of the outstanding shares of IDBH; (ii) Manor Investments-IDB Ltd. (“Manor”), a private Israeli company controlled by Isaac and Ruth Manor which holds approximately 10.39% of the outstanding shares of IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli company controlled by Avraham Livnat and Zvi Livnat which holds approximately 10.34% of the outstanding shares of IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 58.46% of the outstanding shares of IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023.

        In addition: (a) Ganden Holdings Ltd., the parent company of Ganden, directly holds approximately 11.71% of the outstanding shares of IDBH and Ganden directly holds approximately 6.71% of the outstanding shares of IDBH ; (b) Manor Holdings B.A. Ltd., the parent company of Manor, directly holds approximately 1.15% of the outstanding shares of IDBH; (c) Avraham Livnat Ltd., the parent company of Livnat, directly holds approximately 1.16% of the outstanding shares of IDBH; and (d) Shelly Bergman owns, through a private company wholly owned by her, approximately 4.2% of the outstanding shares of IDBH. It should be noted that the additional holdings listed in paragraphs (a) through (d) above are not included in the Shareholders Agreement between Ganden, Manor and Livnat, relating, among other things, to their joint control of IDBH.

        Isaac Manor (the husband of Ruth Manor), and Zvi Livnat (the son of Avraham Livnat) are directors of each of IDBH, IDBD, and DIC. Isaac Manor is also director of Clal.

        In 1980 DIC and Clal agreed for a period of ten years (subject to renewal for additional ten year periods) to coordinate and pool their voting power in the Company in order to appoint an equal number of each party’s nominees to the Board of Directors of the Company, and in order to elect their designees to the Board’s Committees. They also agreed to vote en bloc in General Meetings of the Company on the subject of dividend distributions. This agreement has been extended to the year 2010.

PROPOSAL ONE
APPROVAL OF A PRIVATE PLACEMENT

        At the Meeting, shareholders will be asked to approve a private placement of newly issued Ordinary Shares to Israeli institutional and private investors, as well as to the Company’s controlling shareholders, Clal and DIC, in consideration for cash (the “Transaction”). The Company is looking to raise approximately NIS 210 million (approximately US$ 50 million) in the Transaction. The proceeds of the Transaction would be used to finance a portion of the purchase price for a new packaging paper production line.

        As of the date of this Proxy Statement, the exact aggregate and per share price to be paid and the exact number of shares to be issued in the Transaction have not yet been determined. The actual number of shares to be offered in the Transaction will be determined by dividing NIS 210 million by the minimum price (stated in NIS) in the auction process described below. The shares to be issued in the Transaction are designated as follows: approximately 40% of such shares will be initially offered to Israeli institutional and private investors and approximately 60% of such shares will be initially offered to the Company’s controlling shareholders, Clal and DIC. It is possible that the amount raised in the Transaction will exceed NIS 210 million since the auction could close at a price per share that exceeds the minimum price in the auction.

        Assuming an aggregate purchase price of NIS 210 million and a price per share in the Transaction of NIS 233.70 (approximately US$57.90 per share), the closing price per share on October 15, 2007 on Tel Aviv Stock Exchange, the Transaction would involve the issuance of 898,588 Ordinary Shares in the aggregate, which would constitute approximately 18.16% of the voting rights in the Company immediately following the Transaction, and the Transaction would be allocated between the Israeli institutional and private investors, on the one hand, and Clal and DIC, on the other hand, as follows:

–	359,435 Ordinary Shares (“Third Party Shares”), constituting approximately 7.26% of the voting rights of the Company immediately following the Transaction, would be offered to Israeli institutional and private investors (collectively, “Third Party Investors”), on the condition that the number of private investor offerees will not exceed 35; and

–	539,153 Ordinary Shares (“Controlling Shareholder Shares” and together with the Third Party Shares, the “Shares”), constituting approximately 10.90% of the voting rights of the Company immediately following the Transaction, would be offered to the Company’s controlling shareholders, Clal and DIC (the “Controlling Shareholder Investors”). This portion (approximately 60%) would be consistent with the collective percentage holdings of Clal and DIC of the Company’s shares (59.19% as of October 14, 2007). The shares to be issued to the Controlling Shareholder Investors would be allocated between them in accordance with their relative shareholdings in the Company, such that Clal would be offered 344,517 Ordinary Shares, constituting approximately 6.96% of the voting rights of the Company immediately following the Transaction, and DIC would be offered 194,636 Ordinary Shares, constituting approximately 3.94% of the voting rights of the Company immediately following the Transaction.

        The following table sets forth information with respect to the beneficial ownership of the offerees and the public prior to and immediately after the Transaction, assuming the following: (i) Third Party Investors and the Controlling Shareholder Investors would acquire all the Third Party Shares and the Controlling Shareholder Shares available for purchase by them in the Transaction, respectively (“Scenario One”) and (ii) the Controlling Shareholder Investors would acquire all Shares and accordingly none of the Shares would be acquired by the Third Party Investors (“Scenario Two”), and further assuming, as stated above, that the Shares will be issued at a price of NIS 233.70 per share (approximately US$58.13 per share), the closing price on October 15, 2007 on Tel Aviv Stock Exchange.

Name	Amount Beneficially Owned Prior to the Transaction	Percent of Class Outstanding Prior to the Transaction	Amount Beneficially Owned Following the Transaction (Scenario One)	Percent of Class Outstanding Following the Transaction (Scenario One)	Amount Beneficially Owned Following the Transaction (Scenario Two)	Percent of Class Outstanding Following the Transaction (Scenario Two)

Clal Industries Ltd.	1,531,128	37.82%	1,875,645	37.92%	2,105,323	42.56%

Discount Investments
Corporation Ltd.	865,014	21.37%	1,059,650	21.42%	1,189,407	24.04%

Clal Insurance
Enterprises Holdings Ltd.	216,558	5.35%	216,558	4.38%	216,558	4.38%

Third Party Investors*	--	--	359,435	7.26%	--	--
Public	1,435,489	35.46%	1,435,489	29.02%	1,435,489	29.02%
Total:	4,048,189	100%	4,946,777	100%	4,946,777	100%

* As of the date of this Proxy Statement, the identity of the Third Party Investors is unknown and will be determined at the formal auction process (described below). The Company will issue a press release disclosing the results of the formal auction.

Determination of Price

        A formal auction process will be held on or about November 19, 2007, six days before the Meeting, to determine the price at which the Third Party Investors will purchase the Shares, as well as the identity of the Third Party Investors that will invest in the Transaction. This auction will be on the price per Share to be paid by the Third Party Investors in the Transaction. The minimum price per Share in the auction (the “Minimum Price”) will be 95% of the lesser of (i) the closing price of the Company’s Ordinary Shares on the Tel Aviv Stock Exchange on the trading day before the auction date and (ii) the average closing price of the Ordinary Shares on the Tel Aviv Stock Exchange during the three trading days immediately preceding the date of the auction.

        As mentioned above, the actual number of shares to be offered in the Transaction will be determined by dividing NIS 210 million (the approximate NIS amount that may be invested by Third Party Investors and Controlling Shareholder Investors) by the Minimum Price stated in NIS.

        Once the price in the auction has been determined, the Company will issue a press release disclosing such price to the public no later than midnight (Israel time) on November 19, 2007. The formal offer to the Third Party Investors on the basis of the results of the auction will only occur, and will be subject to, approval of the Transaction by the Company’s shareholders at the Meeting and the approvals of the listing applications with respect to the Shares by Tel Aviv Stock Exchange and AMEX. In the event the shareholders at the Meeting do not approve the Transaction, the Company will not be deemed to have made any offer of securities to Third Party Investors.

        The per share purchase price payable by the Controlling Shareholder Investors for the Controlling Shareholder Shares would be at the price determined in the auction for the Third Party Investors plus 0.5%; provided, however, that in case none of the Third Party Shares are purchased, the Controlling Shareholder Investors will have the right to acquire the Controlling Shareholder Shares (as well as the Third Party Shares) at the Minimum Price.

Elections by the Controlling Shareholder Investors

        In the event Third Party Investors do not acquire all the Third Party Shares available for purchase by them in the Transaction, then on the date of the auction the Controlling Shareholder Investors will have the right to acquire all or some of the Third Party Shares not acquired by Third Party Investors at the price determined for the Third Party Shares in the auction. In case none of the Third Party Shares are purchased, the Controlling Shareholder Investors will have the right to acquire all or some of the Third Party Shares at the Minimum Price.

        The Company will notify the Controlling Shareholder Investors at the date of the auction as to the amount of Third Party Shares purchased by the Third Party Investors, if any and the purchase price per Share determined by the auction process.

        In addition, until 9:00 a.m. (Israel time) on November 18, 2007, the Controlling Shareholder Investors will have the right to notify the Company that they are not interested in acquiring Company shares in the Transaction, in which event the auction and the Meeting to approve the Transaction will both be cancelled. In such event, the Company will issue a press release announcing the cancellation of the Meeting, and the offer to the Third Party Investors and to the Controlling Shareholder Investors will also be cancelled.

Restrictions on Resale

        The Shares will not be registered with the Securities and Exchange Commission nor will they be issued pursuant to an Israeli prospectus. Accordingly, such Shares will be subject to resale restrictions, including a prohibition on resale on the Tel Aviv Stock Exchange and AMEX for a limited period of time.

Agreement not to Distribute

        From the opening of the auction at 9:00 a.m. (Israel time) on November 19, 2007 until the closing of the Transaction (unless the Transaction is cancelled for any reason), the Company has agreed not to announce a “distribution”, as defined in the Israel Companies Law, and has also agreed not to make any changes in the capital structure of the Company.

        As part of the Transaction, although the shares to be issued in the Transaction will not be registered with the Securities and Exchange Commission nor be issued pursuant to an Israeli prospectus, the Company will need to obtain the approval of the Tel Aviv Stock Exchange and of the American Stock Exchange for their approval of the listing of the shares to be issued in the Transaction. In the event any of the required approvals has not been obtained by November 30, 2007, the Transaction will be cancelled unless such date has been extended by the Company.

Decisions of the Audit Committee and Board of Directors

        Both the Audit Committee and the Board of Directors of the Company believe that the Transaction is in the best interest of the Company and have approved the Transaction. The Board approved the Transaction without the participation of the following directors, all of whom may be deemed to have an interest in the Transaction due to their relationships with the Controlling Shareholder Investors: Zvi Livnat, Avi Fischer, Isaac Manor, Adi Rozenfeld and Ari Bronshtein. The following reasons, among others, were considered by the Audit Committee and the Board of Directors in approving the Transaction:

–	The raising of capital through a private placement of securities is a relatively quick process involving relatively low costs compared with other alternatives of raising capital considered by the Company.

–	The private placement would enable the Company to increase its share capital. The increase in share capital would facilitate the raising of additional capital by the Company for the continued financing of the purchase of a new packaging paper production line, among other things by improving the financial strength of the Company.

–	A private placement to the Company’s controlling shareholders is an expression of trust by the Company’s controlling shareholders who wish to retain their percentage interest in the Company. Therefore, it was established that the Controlling Shareholder Shares will be divided pro rata between Clal and DIC in accordance with their shareholdings in the Company.

–	The Minimum Price represents the market price of the Company’s Ordinary Shares, and the deduction of 5% reflects the fact that the Shares will be subject to resale restrictions.

–	The price per share to be offered to the Controlling Shareholder Investors will be at the price to the Third Party Investors determined in the auction process plus 0.5% (other than the Third Party Shares allocated to Third Party Investors that they elect not to purchase, which may be purchased by the Controlling Shareholder Investors at either the auction price or the Minimum Price, as described above).

        Accordingly, the Audit Committee and the Board of Directors are of the opinion that Shares are offered for their fair value.

Proposed Timetable of the Transaction

        The proposed timetable of the Transaction is as follows:

October 15, 2007	–	the Audit Committee and the Board of Directors approved the Transaction and resolved to call the Meeting.

October 16, 2007	–	publication of an immediate report with respect to the Transaction in Israel and the submission to the Securities and Exchange Commission of the Notice of Special General Meeting and this Proxy Statement on Form 6-K.

October 17, 2007	–	publication of ads in Israeli newspapers with respect to the Notice of Special General Meeting.

October 25, 2007	–	the Record Date

November 18, 2007	–	at 9:00 a.m. (Israel time) - the latest time at which the Controlling Shareholder Investors may notify the Company that they desire not to exercise their right to purchase the Shares (and therefore to cancel the Transaction).

November 19, 2007	–	the date of the auction.

November 19, 2007	–	at 10:00 p.m. (Israel time) - the latest time at which the Controlling Shareholder Investors may notify the Company that they exercise their right to purchase the Third Party Shares that were not purchased by the Third Party Investors.

November 19, 2007	–	at midnight (Israel time) - the latest time at which the Company will publish an immediate supplemental report with the results of the auction, the identity of and information with respect to the Third Party Investors and information with respect to the determinations made by the Controlling Shareholder Investors.

November 24, 2007	–	the last date on which the Company can receive proxy cards from shareholders of the Company.

November 25, 2007	–	the date of the Meeting.

November 26, 2007	–	publication of an immediate report regarding the results of the vote at the Meeting.

        It is proposed that at the Meeting, the following Resolution be adopted:

        “RESOLVED, to approve a private placement transaction for issuance of Ordinary Shares to Israeli institutional and private investors in Israel, as well as to the Company’s controlling shareholders, Clal Industries Limited and Discount Investments Corporation Limited, in consideration for cash, as described in the Proxy Statement.”

        The affirmative vote of at least the majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this resolution, provided that either (i) such a majority includes at least a third of the total votes of shareholders, who do not have a Personal Interest (“Personal Interest”) (as defined below) in the resolution, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Ordinary Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

        In order to be counted for voting on the this Resolution, a shareholder must indicate, either on the proxy card or prior to voting in person at the Meeting, whether or not the shareholder has a Personal Interest in the matter underlying this Resolution. Shares of a shareholder who does not indicate whether or not he or she has a Personal Interest will not be voted on this Resolution.

        Under the Companies Law, a “Personal Interest” means a person’s interest in an act or transaction of a company, including an interest of such person’s relative or of another entity in which such person or his or her relative are interested parties. An interest resulting merely from such person’s holding of shares in that company is not considered a Personal Interest.

OTHER MATTERS

        The Board of Directors knows of no matters that are to be brought before the meeting other than as set forth in the Notice of General Meeting. If any other matter properly comes before the meeting, the persons named in the enclosed form of proxy are authorized to vote on such matter using their discretion.

By Order of the Board of Directors

Hadera, Israel	Lea Katz
October 26, 2007	Corporate Secretary